Exhibit 99. 4

# Virtual Meeting User Guide

This year, the annual general meeting of shareholders (the "Meeting") of Alithya Group inc. (the "Company") will be held virtually, giving you the opportunity to attend the Meeting online using a smartphone, tablet or computer. You will be able to view a live audio webcast of the Meeting, ask questions and submit your votes in real time.

The Meeting will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions.

## Important Notice for Non-Registered Shareholders

Non-registered shareholders are shareholders whose shares are registered in the records of the Company in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. Employees who participate to the Company's Employee Share Purchase Plan are non-registered shareholders.

Non-registered shareholders who have not duly appointed and registered themselves as proxyholder will not be able to participate at the Meeting as shareholders.

If you are a non-registered shareholder and wish to attend and vote at the Meeting, you should carefully follow the instructions set out on your voting information form and in the notice of meeting and management information circular relating to the Meeting, in order to appoint yourself as your proxyholder, otherwise you will be required to log in as a guest and will be unable to vote and ask questions at the Meeting.

## Getting Ready Before the Meeting

Please verify that the browser on the device you will be using to attend the Meeting is compatible. You will need the latest version of Chrome, Safari, Edge or Firefox. Using Internet Explorer is not recommended as it is no longer supported and may not function properly.

Gather the information you need to log in to the Meeting:

- **Meeting ID:** 485-893-784
- **Password:** ALYA2020 (case sensitive)
- **Control number:**

  **Registered Shareholders :** The 13-digit control number appearing on your form of proxy or in the email directed to registered shareholders that AST Trust Company (Canada) ("AST") sent you, if you signed up for electronic delivery of all Meeting materials.

  **Non-Registered Shareholders and Proxyholders:** The 13-digit proxyholder control number AST sent by email 24 to 48 hours before the Meeting. Shareholders who appointed themselves or someone other than the persons named by management as their proxyholder must contact AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754 by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 14, 2020 to register themselves or their proxyholder by providing AST with an email address to which AST will send a proxyholder control number. Failure to do so will result in them not being able to attend and vote at the Meeting.

## How to Log In

Visit https://web.lumiagm.com/485893784 in a web browser (not a Google search) on your smartphone, tablet or computer.

Once on the log in page of the Meeting, if you have a control number, select the option "Shareholders".

If you do not have a control number, select the option "Guests" and fill in the required fields.


LUMI
Actionnaires/Shareholders
Invités/Guest

If you have a control number, to log in, enter your control number in the field "Control Number" and "ALYA2020" (case sensitive) in the field "Password" and tap on "Submit".

**Log in will be permitted starting at 9:00 a.m. on September 16, 2020.**


LUMI
No. de contrôle/Control Number
Mot de Passe/Password
Soumettre/Submit

How to Navigate Once successfully logged in, the home page of the Meeting To view the presentation or to view another screen, tap the will appear showing general information regarding the arrows , , or on your screen. Meeting as well as links to the Meeting documents. Icons will be displayed in different areas, depending on the device you are using. If viewing on a computer, the live audio webcast will appear at the side automatically once the Meeting will have started. How to Vote How to Ask Questions When the Chair of the Meeting declares the poll open: Only registered shareholders and duly appointed and registered proxyholders who logged in with their control • The icon will appear and the proposed resolutions number will be eligible to ask questions. and voting options will be displayed. If you would like to ask a question, select the icon , • To vote, simply select one of the voting options. Your type your question within the text box and tap the send    icon. choice will be highlighted and a confirmation will appear to show your vote has been received. There is Confirmation that your message has been received will no button to submit your vote. appear . Notes: Questions can be submitted at any time during the Meeting. • Votes may be changed at any time up to the time the Chair of the Meeting closes the poll. • On some devices, in order to vote, you may need to minimize the audio cast by selecting the arrow . Audio will, however, still be available. To return to the presentation after voting, select the arrow .